August 5, 2005


Mail Stop   7010

By U.S. mail and facsimile to (412)209-0672


Mr. John Regan, Chief Executive Officer
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania   15235

Re:	PDG Environmental, Inc.
	Post-effective Amendment No. 3 to Registration Statement on
Form
S-2
      Filed on July 27, 2005
	File No.:  333-115669

Dear Mr. Regan:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Explanatory Note

1. The statement in this section that this post-effective amendment also incorporates by reference information in the company`s Annual Report on Form 10-K for the fiscal year ended January 31, 2005 is confusing in the explanatory note, since this update was accomplished in the prior post-effective amendments No. 1 and No. 2 which were declared effective on June 6, 2005. Please limit your explanatory note to the updates reflected in the current post-effective amendment(s).

Plan of Distribution, page 12

2. Tell us supplementally whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer. If a selling security holder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.

Where You Can Find More Information, page 18

3. The amended annual reports on Form 10-K/A-1 and Form 10-K/A-2 for the fiscal year ended January 31, 2005 should also be incorporated by reference.

Signatures, page II-5

4. The amended registration statement should also be signed by the registrant`s principal accounting officer or controller whose title should be shown on the signature page.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      You may contact Dorine H. Miller, Financial Analyst at (202) 555-3711 or Chris Edwards, Special Counsel at (202) 551-3742 or me at
(202) 551-3766 if you have questions regarding the above comments.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. John Regan
PDG Environmental, Inc.
August 5, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE